Exhibit 99.1

FCA US LLC Redeems All of Its Outstanding 8 ¼% Secured Senior Notes Due 2021

Fiat Chrysler Automobiles N.V. (NYSE: FCAU/MTA: FCA) (“FCA”) today announced that its subsidiary FCA US LLC (“FCA US“) redeemed all of its outstanding 8 ¼% Secured Senior Notes due 2021 (the “Notes”) on December 21, 2015. The Notes were redeemed at a price equal to the $3,080,000,000 aggregate principal amount plus accrued and unpaid interest and the applicable “make-whole” premium.
As a result of the redemption, FCA US will no longer file periodic reports with the U.S. Securities and Exchange Commission (“SEC”) or host a quarterly webcast and analyst call. FCA’s SEC reporting obligations remain unchanged.
London, 22 December 2015

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